EXHIBIT 99.3
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Agreement to acquire Synenco Energy Inc.
Total strengthens position in Canadian Heavy Oil
Paris, Calgary — 28 April, 2008 — Total has just entered into an agreement with Synenco Energy Inc., a company listed on the Toronto Stock Exchange, to make a cash offer to acquire all of the common shares of Synenco Energy Inc. at a price of 9 Can $  per share, or a total amount of close to 480 Can $ million (or about 300 million €). This friendly offer has been unanimously approved by the Board of Directors of Synenco Energy Inc., which will recommend the offer to its shareholders.
The offer circular will be published in the coming days, and is expected to be open for acceptance from that date for a period of about 35 to 45 days, subject to the date of receipt of the regulatory approval required from the Canadian authorities.
Synenco’s main asset is a 60% stake in the Northern Lights Project. Synenco is the operator of this project in the Athabasca region, in Alberta, at approximately 100 kilometres northeast of Fort Mc Murray. Sinopec, a Chinese company, is the holder of the remaining 40% stake through its subsidiary SinoCanada Petroleum Corporation.
The latest estimate of contingent resources of the Northern Lights Project published by Synenco is 1.08 billion barrels of bitumen; these resources should be recovered using mining technologies.
An application for the mining development of the Northern Lights Project was submitted to the Alberta authorities in mid-2006 and is being reviewed.
This asset will strengthen Total’s portfolio in the Athabasca region comprising principally the Joslyn project that will also be developed by mining techniques and is situated approximately 50 kilometres from the Northern Lights Project.
This acquisition is in line with Total’s strategy of expanding its heavy oil operations in the Athabasca region, an industry segment with significant long term development potential.
Total Exploration and Production in Canada
Total is the operator of the Joslyn Lease with a 74% interest. The project will be mainly developed using surface mining technologies in two phases of 100 thousand barrels per day (kb/d) each. A limited portion of the lease is already on stream using SAGD technology (Steam Assisted Gravity Drainage). The production potential of the surface mining phases and of SAGD technology is currently estimated at 230 kb/d.
Total also holds a 50% interest in the Surmont lease, located about 60 kilometres southeast of Fort McMurray. Phase One is already producing, has a capacity of 25 kb/d and is expected to reach plateau production by 2012. Phase One development will be followed by Phase Two, which is slated for commercial start-up before the middle of the next decade.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Phase Two will reach plateau production of 75 kb/d, bringing production for both phases of Surmont to approximately 100 kb/d. Future phases at Surmont are also under study.
Total’s share of the aggregate production from Surmont and Joslyn should reach more than 250 kb/d in the next decade.
In addition, the Group has initiated the process to build an upgrader, in the Edmonton area. Phase one of the Total Upgrader should process 150 kb/d of bitumen and could be commissioned before 2015. Phase Two should increase total bitumen processing capacity to over 200 kb/d.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as resources and production potential that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place de la Coupole — La Défense 6 — 92078 Paris, La Défense cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.